SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Clearway Energy, Inc.

(Name of Subject Company and Filing Person (Issuer)

And Name of Filing Person (Issuer))

3.50% Convertible Senior Notes Due 2019 (CUSIP Number: 62942XAA6)

AND

3.25% Convertible Senior Notes due 2020 (CUSIP Number: 62942XAD0)

(Title of Class of Securities)

Kevin P. Malcarney

Senior Vice President, General Counsel and Corporate Secretary

Clearway Energy, Inc.

300 Carnegie Center, Suite 300

Princeton, New Jersey 08540

(609) 608-1525

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

With copies to:

Preston Bernhisel

Baker Botts L.L.P.

2001 Ross Avenue, Suite 900

Dallas, Texas 75201

(214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$622,206,225	$77,464.68

(1)                     Calculated solely for purposes of determining the filing fee.  The purchase price for each of the 3.50% Convertible Senior Notes due 2019 (the “2019 Notes”) and 3.25% Convertible Senior Notes due 2020 (the “2020 Notes,” and, together with the 2019 Notes, the “Notes”), respectively, as described herein, is approximately $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, October 10, 2018, the currently anticipated repurchase date.  As of September 7, 2018, there was $329,150,000 in aggregate principal amount of 2019 Notes outstanding, resulting in an aggregate maximum purchase price of $331,358,048 for the 2019 Notes.  As of September 7, 2018, there was $287,500,000 in aggregate principal amount of 2020 Notes outstanding, resulting in an aggregate maximum purchase price of $290,848,177 for the 2020 Notes.

(2)                     The amount of the filing fee was paid at the time of the original filing of the Schedule TO-I and was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $124.50 for each $1,000,000 of the value of the transaction.

☒                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,464.68	Filing Party: Clearway Energy, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 10, 2018

☐                          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                          third-party tender offer subject to Rule 14d-1.

☒                        issuer tender offer subject to Rule 13e-4.

☐                          going-private transaction subject to Rule 13e-3.

☐                          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Clearway Energy, Inc., a Delaware corporation (formerly known as NRG Yield, Inc.) (the “Company”), on September 10, 2018 (as amended, the “Schedule TO”), relating to the Company’s Fundamental Change Notice and Offer to Purchase dated September 10, 2018 (the “Offer to Purchase”), previously filed as Exhibit (a)(1) to the Schedule TO, as amended or supplemented herewith, pursuant to the terms and conditions required by the  Indenture, dated as of February 11, 2014 (the “2019 Indenture”), among the Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Trustee”) (as amended and supplemented to the date hereof, the “2019 Indenture”) relating to the 3.50% Convertible Senior Notes due 2019 (the “2019 Notes”) and the Indenture, dated as of June 29, 2015, among the Company, the guarantors party thereto and the Trustee (as amended and supplemented to the date hereof, the “2020 Indenture”, and together with the 2019 Indenture, the “Indentures”) relating to the 3.25% Convertible Senior Notes due 2020 (the “2020 Notes” and, together with the 2019 Notes, the “Notes”) of the Company. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The information in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(4) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Items 1 through 11.

The Offer pursuant to the Offer to Purchase the Notes, which commenced on September 10, 2018, expired at 5:00 p.m., New York City time, on October 9, 2018 (the “Expiration Date”).

Subject to the terms and conditions of the Offer to Purchase and the Indentures, the Company accepted for purchase all Notes that had been validly tendered and not validly withdrawn prior to the Expiration Date, which accepted Notes consisted of $108,567,000 aggregate principal amount of the 2019 Notes and $242,477,000 aggregate principal amount of the 2020 Notes.

The Company promptly deposited with Wilmington Trust, National Association, the paying agent for the Notes (the “Paying Agent”), an amount of cash sufficient to pay the total purchase price for Notes validly tendered and not validly withdrawn prior to the Expiration Date, and instructed the Paying Agent to promptly distribute the payment in accordance with the procedures outlined in the Offer to Purchase. After the Offer, $220,384,000 aggregate principal amount of the 2019 Notes remain outstanding and $44,628,000 aggregate principal amount of the 2020 Notes remain outstanding (in the case of the 2020 Notes, after giving effect to the 2020 Notes Conversion (as defined below)). On October 9, 2018, the Company received a notice of conversion with respect to $395,000 aggregate principal amount of the 2020 Notes.  The Company has elected to settle the conversion of such 2020 Notes (the “2020 Notes Conversion”) in Class C common stock, par value $0.01 per share (the “Class C Common Stock”).  The 2020 Notes Conversion will result in the issuance by the Company on October 12, 2018 of 14,363 shares of Class C Common Stock.

On October 10, 2018, the Company issued a Notice to Holders of 3.50% Convertible Senior Notes Due 2019 announcing that, pursuant to the terms of the 2019 Indenture, the Make-Whole Fundamental Change Period expired on October 9, 2018 and, accordingly, as of October 10, 2018, the Conversion Rate (as defined in the 2019 Indenture) for the 2019 Notes has reverted to 42.9644 shares of the Company’s Class A common stock, par value $0.01 per share, per $1,000 principal amount of the 2019 Notes (subject to subsequent adjustment as provided in the Indenture).

A copy of the notice is filed as Exhibit (a)(2) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(2)                  Notice to Holders of 3.50% Convertible Senior Notes Due 2019, dated October 10, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWAY ENERGY, INC.

By:	/s/ Kevin P. Malcarney
Name:	Kevin P. Malcarney
Title:	General Counsel and Corporate Secretary

Dated:	October 10, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Fundamental Change Notice and Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2019 and 3.25% Convertible Senior Notes due 2020, dated September 10, 2018.

(a)(2)	Notice to Holders of 3.50% Convertible Senior Notes Due 2019, dated October 10, 2018.

(b)	Not applicable.

(d)(1)

Indenture, dated as of February 11, 2014, among NRG Yield, Inc., NRG Yield Operating LLC and NRG Yield LLC, as Guarantors, and Wilmington Trust, National Association, as Trustee, re: the Company’s 3.50% Convertible Senior Notes Due 2019 is incorporated by reference Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 11, 2014.

(d)(2)

Indenture, dated June 29, 2015, among NRG Yield, Inc., NRG Yield Operating LLC and NRG Yield LLC, a Delaware limited liability company, as Guarantors, and Wilmington Trust, National Association, as Trustee is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 29, 2015.

(d)(3)

Amended and Restated Credit Agreement, dated April 25, 2014, by and among NRG Yield Operating LLC, NRG Yield LLC, Royal Bank of Canada, as Administrative Agent, the lenders party thereto, Royal Bank of Canada, Goldman Sachs Bank USA and Bank of America, N.A., as L/C Issuers and RBC Capital Markets as Sole Left Lead Arranger and Sole Left Lead Book Runner is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 28, 2014.

(d)(4)

First Amendment to Amended & Restated Credit Agreement, dated June 26, 2015, by and among NRG Yield Operating LLC, NRG Yield LLC, Royal Bank of Canada and the Lenders party thereto is incorporated herein by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2015.

(d)(5)

Second Amendment to Amended & Restated Credit Agreement, dated February 6, 2018, by and among NRG Yield Operating LLC, NRG Yield LLC, the guarantors party thereto, Royal Bank of Canada, as Administrative Agent, and the lenders party thereto is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 12, 2018.

(d)(6)

Third Amendment to Amended and Restated Credit Agreement and Administrative Agent Resignation and Appointment Agreement, dated as of April 30, 2018, by and among NRG Yield Operating LLC, NRG Yield LLC, the guarantors party thereto, Royal Bank of Canada, as Resigning Administrative Agent, JPMorgan Chase Bank, N.A., as Successor Administrative Agent, and the lenders party thereto is incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018.

(d)(7)

364-Day Bridge Credit Agreement, dated August 31, 2018, by and between NRG Yield Operating LLC, as borrower, NRG Yield LLC, as holdings, the lenders party thereto and Royal Bank of Canada, as administrative agent, is incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on September 5, 2018.

(g)	Not applicable.

(h)	Not applicable.

*   Previously filed.